UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2008
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to Registrant— in connection with Rule 12g3-2(b) : Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press Release of the Company, dated October 17, 2008, concerning financial results
EX-99.2 Summary of Financial Results of the Company, dated October 17, 2008.
EX-99.3 Investor Link News Update of the Company dated October 17, 2008.
EX-99.4 Unconsolidated/standalone financial statements for the quarter and half-year ended September 30, 2008 as per Indian GAAP (audited).
EX-99.5 Consolidated financial statements for the quarter and half-year ended September 30, 2008 as per Indian GAAP (Unaudited).
EX-99.6 Consolidated financial statements for the three and six months ended September 30, 2008 as per IFRS (unaudited).
EX-99.7 Consolidated financial statements for the three and six months ended September 30, 2008 as per US GAAP (unaudited).

Other Events
On October 17, 2008, the Company issued press releases concerning financial results under Indian GAAP, US GAAP and IFRS. Copies of the releases are attached hereto as exhibit 99.1 and are incorporated herein by reference. On October 17, 2008, as required by the Indian stock exchanges on which the Company’s shares are listed, the Company published a summary of its financial results for the quarter and half-year ended September 30, 2008 and filed a copy of this summary with the Indian stock exchanges. A copy of the summary of the financial results for the quarter and half-year ended September 30, 2008 is attached hereto as exhibit 99.2 and is incorporated herein by reference. The summary of financial results filed with the Indian stock exchanges was accompanied by an Investor Link News Update which provided further details on the matters covered in the release. A copy of the Investor Link News Update is attached hereto as exhibit 99.3 and is incorporated herein by reference. A copy of the Company’s unconsolidated / standalone (audited) financial statements prepared under Indian GAAP for the quarter and half-year ended September 30, 2008 is attached hereto as exhibit 99.4 and is incorporated herein by reference. A copy of the Company’s consolidated (unaudited) financial statements prepared under Indian GAAP for the quarter and half-year ended September 30, 2008 is attached hereto as exhibit 99.5 and is incorporated herein by reference. A copy of the Company’s consolidated (unaudited) financial statements prepared under International Financial Reporting Standards (IFRS) for the three and six months ended September 30, 2008 is attached hereto as exhibit 99.6 and is incorporated herein by reference. A copy of the Company’s consolidated (unaudited) financial statements prepared under US GAAP for the three and six months ended September 30, 2008 is attached hereto as exhibit 99.7 and is incorporated herein by reference.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
We have included statements in this report which contain words or phrases such as “may,” “will, “ “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should” and similar expressions or variations of such expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, prevailing economic conditions and our ability to implement our strategy and our growth and expansion.
In addition to historical information, this report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, or the Securities Act, and section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2008 and elsewhere in this report. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this report. In addition, you should carefully review the other information in this report and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, or SEC, from time to time. Our filings with the SEC are available on its website, www.sec.gov.
In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in the United States, and India, Southeast Asia and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control.
We are not required to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to reflect events or circumstances that occur after the date the statement is made or to account for unanticipated events.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Satyam Computer Services Ltd.
/s/G. Jayaraman
	Name	:	G. Jayaraman
	Title	:	Global Head — Corp. Governance & Company Secretary

Date: October 24, 2008

EXHIBIT INDEX

EX-99.1 Press Release of the Company, dated October 17, 2008, concerning financial results

EX-99.2 Summary of Financial Results of the Company, dated October 17, 2008.

EX-99.3 Investor Link News Update of the Company dated October 17, 2008.

EX-99.4 Unconsolidated/standalone financial statements for the quarter and half-year ended September 30, 2008 as per Indian GAAP (audited).

EX-99.5 Consolidated financial statements for the quarter and half-year ended September 30, 2008 as per Indian GAAP (unaudited).

EX-99.6 Consolidated financial statements for the three and six months ended September 30, 2008 as per IFRS (unaudited).

EX-99.7 Consolidated financial statements for the three and six months ended September 30, 2008 as per US GAAP (unaudited).